UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Suntech Power Holdings Co., Ltd

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G8586G 10 2

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8586G 10 2		13G	Page 2 of 12

1	Names of Reporting Persons ZHENGRONG SHI
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 52,845,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 52,845,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 52,845,000[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 29.2%[2]
12	Type of Reporting Person (See Instructions) IN

1  Please see explanatory note in Item 4 below.

2  Based on the latest Form 20-F filed by Suntech Power Holdings Co., Ltd, the number of shares of common stock outstanding as of December 31, 2011 was 181,163,878.  All calculations of percentage ownership in this Schedule 13G reflect such outstanding share number.

CUSIP No. G8586G 10 2		13G	Page 3 of 12

1	Names of Reporting Persons D&M TECHNOLOGIES LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0[3]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

3  Please see explanatory note in Item 4 below.

CUSIP No. G8586G 10 2		13G	Page 4 of 12

1	Names of Reporting Persons POWER SURGE LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0[4]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

4  Please see explanatory note in Item 4 below.

CUSIP No. 55345K103		13G	Page 5 of 12

1	Names of Reporting Persons CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF THE POWER SURGE TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0[5]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

5  Please see explanatory note in Item 4 below.

Item 1(a).	Name of Issuer: SUNTECH POWER HOLDINGS CO., LTD.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9 Xinhua Road New District, Wuxi Jiangsu Province 214028, People’s Republic of China

Item 2(a).	Name of Person Filing: ZHENGRONG SHI D&M TECHNOLOGIES LIMITED POWER SURGE LIMITED POWER SURGE TRUST CREDIT SUISSE TRUST LIMITED
Item 2(b).

Address of Principal Business Office or, if none, Residence:
ZHENGRONG SHI

D&M TECHNOLOGIES LIMITED

9 Xinhua Road

New District, Wuxi

Jiangsu Province 214028, People’s Republic of China

POWER SURGE LIMITED

Bahamas Financial Centre

Shirley and Charlotte Streets

Nassau, Bahamas

POWER SURGE TRUST

CREDIT SUISSE TRUST LIMITED

1 Raffles Link #05-02

Singapore 039393

Item 2(c).	Citizenship: ZHENGRONG SHI – Australia D&M TECHNOLOGIES LIMITED – British Virgin Islands POWER SURGE LIMITED – Bahamas POWER SURGE TRUST – Singapore CREDIT SUISSE TRUST LIMITED – Singapore
Item 2(d).	Title of Class of Securities: Ordinary Shares, $0.01 par value
Item 2(e).	CUSIP Number: G8586G 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a).	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b).	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c).	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d).	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e).	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership.
	(a).	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
	(b).	Percent of class: See the response(s) to Item 11 on the attached cover page(s).
	(c).	Number of shares as to which such person has:
		(i).	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
		(ii).	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
		(iii).	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
		(iv).	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Zhengrong Shi may be deemed to be the beneficial owner of 1,500,000 ordinary shares of Suntech Power Holdings Co., Ltd. issuable upon the exercise of vested options held by him.  470,221 of the shares held by Zhengrong Shi, D&M Technologies Limited, Power Surge Limited, Power Surge Trust and Credit Suisse Trust Limited are attributed to a variable forward contract.

Zhengrong Shi is the sole director of D&M Technologies Limited on all matters of Suntech Power Holdings Co. Ltd. representing shareholders approval.  D&M Technologies Limited is ultimately wholly owned by Power Surge Limited, which is wholly owned by Credit Suisse Trust Limited acting as trustee of the Power Surge Trust.  On December 5, 2012, Credit Suisse Trust Limited acting as trustee of the Power Surge Trust resolved to appoint all of the 51,345,000 ordinary shares of the issuer held by D&M Technologies Limited in favor of Zhengrong Shi, which shares were accepted by Zhengrong Shi pursuant to a written acknowledgement executed by Zhengrong Shi on January 9, 2013.  As a consequence of such appointment, (i) Zhengrong Shi has sole voting and dispositive power with respect to the 51,345,000 ordinary shares of issuer that were the subject of the appointment, which, together with the 1,500,000 ordinary shares of issuer described above, constitute approximately 29.2% of the total outstanding ordinary shares of the issuer; and (ii) D&M Technologies Limited is holding 51,345,000 ordinary shares of issuer as a nominee on behalf of Zhengrong Shi or to his order and does not have voting or dispositive power with respect to any such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

On the effective date of the appointment of shares described in Item 4 above, each of D&M Technologies Limited, Power Surge Limited and Power Surge Trust ceased to have beneficial interest in any equity securities of the issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2014

ZHENGRONG SHI

By:	/s/ Zhengrong Shi
Name: Zhengrong Shi

D&M TECHNOLOGIES LIMITED

By:	/s/ Zhengrong Shi
Name: Zhengrong Shi
Title: Director

POWER SURGE LIMITED

By:	Bukit Merah Limited, as Director

By:	/s/ Dominik Birri
Name: Dominik Birri
Title: Authorized Signatory

By:	/s/ Jesmin Low
Name: Jesmin Low
Title: Authorized Signatory

CREDIT SUISSE TRUST LIMITED as Trustee of Power Surge Trust

By:	/s/ Dominik Birri
Name: Dominik Birri
Title: Authorized Signatory

By:	/s/ Jesmin Low
Name: Jesmin Low
Title: Authorized Signatory

INDEX TO EXHIBITS

Exhibit No.	Exhibit

A	Joint Filing Agreement